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EXHIBIT 11

METROMEDIA INTERNATIONAL GROUP, INC.
Computation of Earnings Per Share
(in thousands, except per share amounts)

	Three months ended June 30,
	2002	2001
Loss per common share-Basic (A):
Continuing operations	$(18,432)	$(22,426)
Cumulative convertible preferred stock dividend requirement	(3,752)	(3,752)

Net loss attributable to common stockholders	$(22,184)	$(26,178)

Weighted average common stock shares outstanding during the period	94,035	94,035

Loss per common share-Basic:
Net loss attributable to common stockholders	$(0.24)	$(0.28)

	Six months ended June 30,
	2002	2001
Loss per common share-Basic (A):
Continuing operations	$(35,607)	$(46,400)
Cumulative convertible preferred stock dividend requirement	(7,504)	(7,504)

Continuing operations attributable to common stockholders	(43,111)	(53,904)
Cumulative effect of a change in accounting principle	—	(2,363)

Net loss attributable to common stockholders	$(43,111)	$(56,267)

Weighted average common stock shares outstanding during the period	94,035	94,035

Loss per common share-Basic:
Continuing operations	$(0.46)	$(0.57)
Cumulative effect of a change in accounting principle	—	(0.03)

Net loss attributable to common stockholders	$(0.46)	$(0.60)

(A)
In calculating diluted earnings per share, no potential shares of common stock are to be included in the computation of diluted earnings per share if they would have an antidilutive effect on earnings per share. For the three and six months ended June 30, 2002 and 2001, the Company has not included diluted earnings per share since the calculation is antidilutive.

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  EXHIBIT 11
METROMEDIA INTERNATIONAL GROUP, INC. Computation of Earnings Per Share (in thousands, except per share amounts)